Exhibit 4. Organizational structure.
☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, Standard & Poor’s Ratings Services, is comprised of (i) a separately identifiable business unit within Standard & Poor’s Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. (“MHFI”), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly, by MHFI.

MHFI's operations consist of four reportable segments, described below.

Standard & Poor’s Ratings Services

Standard & Poor’s Ratings Services is an independent provider of credit ratings, research and analytics to investors, issuers and market participants. It includes the NRSRO and certain other ratings-related businesses.

S&P Capital IQ and SNL

S&P Global Market Intelligence (formerly known as S&P Capital IQ and SNL) is a global provider of digital and traditional financial research and analytical tools for capital market participants. It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices’ mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

Commodities & Commercial

Commodities & Commercial consists of business-to-business companies specializing in the commodities and commercial markets that deliver their customers access to high-value information, data, analytic services and pricing benchmarks. Commodities & Commercial’s brands include Platts and J.D. Power. In the fourth quarter of 2015, MHFI initiated an active program to sell its J.D. Power business unit.

****

Attached below are:
(1) MHFI Subsidiary List - subsidiaries of McGraw Hill Financial, Inc.
(2) NRSRO Organization Charts

<u>Exhibit 4 Attachments</u>

MHFI Subsidiaries
NRSRO Organization Charts

McGraw Hill Financial, Inc.
MHFI List of Subsidiaries
January 31, 2016

Listed below are all the subsidiaries of McGraw Hill Financial, Inc. ("MHFI"), except certain inactive subsidiaries and certain other MHFI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
716 Park Street LC	Virginia, United States	100
Asia Index Private Limited	India	36.5
Automotive Resources Asia (Hong Kong) Limited	Hong Kong	100
Bentek Energy, LLC	Colorado, United States	100
BRC Investor Services S.A.	Colombia	100
Capital IQ, Inc.	Delaware, United States	100
Capital IQ, SRL	Argentina	100
CME Group Beijing Holdings, LLC	United States	73
CME Group Index Services Germany GmbH	Germany	73
CME Information Services (Beijing) Co., Ltd.	China	73
Coalition Development Ltd.	United Kingdom	67.18
Coalition Development Systems (India) Private Limited	India	67.18
Coalition Singapore Pte. Ltd.	Singapore	67.18
Credit Market Analysis Limited	England and Wales	100
Credit Market Analysis USA, Inc.	Delaware, United States	100
CRISIL Irevna UK Limited (U.K.)	England and Wales	67.18
Crisil Irevna Argentina S.A.	Argentina	67.18
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.18
CRISIL Irevna Sp s o. o.	Poland	67.18
CRISIL Irevna US LLC	Delaware, United States	67.18
CRISIL Limited	India	67.18
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.18
DJI OpCo, LLC	Delaware, United States	73
Eclipse Energy Group AS	Norway	100
Eclipse Gas and Power Limited	England and Wales	100
Funds Research USA LLC	Delaware, United States	100
Grupo McGraw-Hill Companies Mexico S. de R.L. de C.V.	Mexico	100
Grupo Standard & Poor's S de RL de C.V	Mexico	100
International Advertising McGraw-Hill, LLC	Delaware, United States	100
Intierra RMG Pty Ltd	Western Australia, Australia	100
J.D Power Commercial Consulting (Shanghai) Co., Ltd	China	100
J.D. Power and Associates, GmbH	Germany	100
J.D. Power and Associates, Inc.	Delaware, United States	100

J.D. Power Asia Pacific K.K.	Japan	100
Kingsman SA	Switzerland	100
McGraw Hill Financial Japan K.K.	Japan	100
McGraw Hill Financial (Belgium)	Belgium	100
McGraw Hill Financial (Ireland)	Ireland	100
McGraw Hill Financial (Luxembourg) S.a.r.l	Luxembourg	100
McGraw Hill Financial (Netherlands) B.V.	Netherlands	100
McGraw Hill Financial Commodities (UK) Limited	England and Wales	100
McGraw Hill Financial European Holdings (Luxembourg) S.a.r.l	Luxembourg	100
McGraw Hill Financial Global Holdings (Luxembourg) S.a.r.l	Luxembourg	100
McGraw Hill Financial Iberia S.L.	Spain	100
McGraw Hill Financial Informacoes do Brazil Limitada	Brazil	100
McGraw-Hill (France), SAS	France	100
McGraw-Hill (Germany) GmbH	Germany	100
McGraw-Hill (Sweden) AB	Sweden	100
McGraw-Hill Asian Holdings (Singapore) Pte. Ltd	Singapore	100
McGraw-Hill Australia Pty Ltd.	Victoria, Australia	100
McGraw-Hill Finance Europe Limited	England and Wales	100
McGraw-Hill Financial Asia Pacific LLC	Delaware, United States	100
McGraw-Hill Financial International LLC	Delaware, United States	100
McGraw-Hill Financial Research Europe Limited	England and Wales	100
McGraw-Hill Financial Singapore Pte. Limited	Singapore	100
McGraw-Hill Holdings (U.K.) Limited	England and Wales	100
McGraw-Hill Holdings Europe Limited	England and Wales	100
McGraw-Hill Indices U.K. Limited	England and Wales	73
McGraw-Hill International (U.K.) Limited	England and Wales	100
McGraw-Hill International Holdings LLC	Delaware, United States	100
McGraw-Hill Korea Inc	Republic of Korea	100
McGraw-Hill Malaysia Sdn. Bhd.	Malaysia	100
McGraw-Hill New York, Inc.	New York, United States	100
McGraw-Hill Publications Overseas LLC	Delaware, United States	100
McGraw-Hill Real Estate, Inc.	New York, United States	100
McGraw-Hill Ventures, Inc.	Delaware, United States	100
Mercator Info Services India Private Limited	India	67.18
Minerals Value Service GmbH	Germany	100
Nippon Standard & Poor's K.K.	Japan	100
Ocean Intelligence Pte. Ltd	Singapore	100
Petromedia Ltd.	England and Wales	100
PetroMedia Ltd.	British Columbia, Canada	100
Petromedia Marine Intelligence Private Limited	India	100
Petromedia Pte. Ltd	Singapore	100
Pipal Research Analytics & Information Services India Private Limited	India	67.18
Platts (U.K.) Limited	England and Wales	100
Platts Finance (Luxembourg) S.à r.l.	Luxembourg	100

Quant House SAS	France	100
Quant House UK Limited	United Kingdom	100
Quant House, Inc.	Delaware, United States	100
Quotevision Limited	United Kingdom	100
R2 Financial Technologies, Inc.	Ontario, Canada	100
Regulatory Research Associates, Inc	New Jersey, United States	100
S&P Argentina LLC	Delaware, United States	100
S&P Capital IQ (India) Private Limited	India	100
S&P Capital IQ LLC	Delaware, United States	100
S&P DJ Indices UK Limited	England and Wales	73
S&P Dow Jones Indices LLC	Delaware, United States	73
S&P India LLC	Delaware, United States	100
S&P OpCo, LLC	Delaware, United States	73
SBB Singapore Pte. Ltd	Singapore	100
SNL Downtown Development LC	Virginia, United States	100
SNL Financial Australia Pty. Ltd	Western Australia, Australia	100
SNL Financial Germany GmbH	Germany	100
SNL Financial India Private Ltd.	India	100
SNL Financial LC	Virginia, United States	100
SNL Financial Limited	England and Wales	100
SNL Financial Sweden AB	Sweden	100
SNL Financial ULC	Nova Scotia, Canada	100
SNL Hong Kong Limited	Hong Kong	100
SNL Information Service Pte. Ltd.	Singapore	100
SNL Information Services Philippines, Inc.	Philippines	100
SNL Pakistan (Private) Ltd.	Pakistan	100
SPDJ Singapore Pte. Ltd	Singapore	73
Standard & Poor’s RUS Ratings LLC	Russian Federation	100
Standard & Poor's (Australia) Pty. Ltd.	Victoria, Australia	100
Standard & Poor's (Dubai) Limited	United Arab Emirates	100
Standard & Poor's Credit Market Services Europe Limited	England and Wales	100
Standard & Poor's Credit Market Services France, SAS	France	100
Standard & Poor's Credit Market Services Italy Srl	Italy	100
Standard & Poor's Enterprises, LLC	Delaware, United States	100
Standard & Poor's Financial Services LLC	Delaware, United States	100
Standard & Poor's Hong Kong Limited	Hong Kong	100
Standard & Poor's Information Services (Australia) Pty. Ltd.	Victoria, Australia	100
Standard & Poor's Information Services (Beijing) Co., Ltd	China	100
Standard & Poor's International Enterprises, LLC	Delaware, United States	100
Standard & Poor's International Services, LLC	Delaware, United States	100
Standard & Poor's International, LLC	Delaware, United States	100
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100

Standard & Poor's Maalot Ltd.	Israel	100
Standard & Poor's Malaysia Sdn. Bhd.	Malaysia	100
Standard & Poor's Philippines Inc.	Philippines	100
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100
Standard & Poor's Ratings Chile Clasificadora de Riesgo Limitada	Chile	100
Standard & Poor's Ratings do Brazil Ltda	Brazil	100
Standard & Poor's Ratings Japan K.K.	Japan	100
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd	China	100
Standard & Poor's S.A. de C.V.	Mexico	100
Standard & Poor's Securities Evaluations, Inc.	New York, United States	100
Standard & Poor's Singapore Pte. Ltd.	Singapore	100
Standard & Poor's South Asia Services Private Limited	India	100
Standard & Poor's, LLC	Delaware, United States	100
Steel Business Briefing (Shanghai) Co. Ltd	China	100
Steel Business Briefing North America, Inc.	Pennsylvania, United States	100
Taiwan Ratings Corporation	Taiwan	51
The McGraw-Hill Companies (Canada) Corp.	Nova Scotia, Canada	100
The McGraw-Hill Companies, Limited	England and Wales	100
The McGraw-Hill Companies, S.r.l	Italy	100
The Steel Index Limited	England and Wales	100
WaterRock Insurance, LLC	Vermont, United States	100

Standard & Poor's Ratings Services Managerial Structure


President, Standard & Poor's
Global Head, Ratings Services
Corporate Ratings
Infrastructure Ratings
Financial Services Ratings
US Public Finance Ratings
Sovereign/ International Public Finance Ratings
Structured Finance Ratings
Global Head, Market Development
Developing Markets
Marketing
Investor Communications & Outreach
Chief Commercial Officer
Developed Markets
Sales
Product Development
Chief Operating Officer
Chief Credit Officer
Head of Internal Controls (Interim)
CCO Compliance *
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control Room
Global Head Regulatory Response
Global Head Exams & SWAT
Chief Matrix Officer
SMD, Chief Risk Officer
MD, Criteria Advisory
MD, Model & Criteria Validation
MD, Global Risk Mgmt Ops.
DIR – Risk Analytics & Market Surveillance
Chief Legal Officer *
MDs, Ratings Legal
VPs, Global Regulatory Affairs
EMD, Japan Ratings
SVP, Finance *
VP, Human Resources *
Chief Audit Executive, Internal Audit** Ratings Risk Review **
Communications**
EMD, Chief Global Economist **

* Support functions reporting jointly to McGraw Hill Financial
** Support functions reporting directly to McGraw Hill Financial

Dated as of January 20, 2016

STANDARD & POOR'S RATINGS SERVICES
McGRAW HILL FINANCIAL

Standard & Poor’s Ratings Services Business Units and Divisions



Americas Ratings
U.S. Public Finance
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
EMEA Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
APAC Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Global Market Development
Developing Markets
Marketing
Investor Communications & Outreach
Global Sales / Product Development
Developed Markets
Sales
Product Development
Criteria Development & Approval / Model Implementation Center
Global Risk Management
Criteria Advisory
Global Risk Management & Ops.
Model & Criteria Validation
Risk Analytics & Market Surveillance
Compliance *
Internal Controls
Legal *
Ratings Legal
Global Regulatory Affairs
Ratings Operations
Ratings Data
Ratings Operations
Ratings IT
Human Resources *
Finance / Strategy *
Internal Audit ** Ratings Risk Review **
Communications **
Economics & Research **

* Support functions reporting jointly to McGraw Hill Financial
** Support functions reporting directly to McGraw Hill Financial

Dated as of January 20, 2016

Standard & Poor’s Ratings Services

Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates
The NRSRO, Standard & Poor’s Ratings Services, is comprised of (i) a separately identifiable business unit within Standard & Poor’s Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. (“MHFI”), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by MHFI.



McGrawHill Financial Inc.
McGraw-Hill Australia Pty Ltd.*
McGrawHill International Holdings LLC*
McGraw-Hill Financial International LLC*
Standard & Poor’s Maalot Ltd.
Standard & Poor’s Financial Services, LLC
Standard & Poor’s International, LLC*
McGraw-Hill Korea Inc. ‡
Standard & Poor’s (Australia) Pty. Ltd.
McGrawHill Financial Global Holdings (Luxembourg) Sarl*
The McGraw-Hill Companies (Canada) Corp.
Standard & Poor’s Ratings do Brasil Ltda
Standard & Poor’s S.A. de C.V.
Standard & Poor’s Hong Kong Ltd.
51%
Taiwan Ratings Corporation †
S&P Argentina LLC*
Standard & Poor’s Singapore Pte. Ltd.
Standard & Poor’s Ratings Japan K.K.
McGrawHill Financial European Holdings (Luxembourg) Sarl*
McGraw-Hill Asian Holdings (Singapore) Pte. Ltd.*
S&P India LLC*
Standard & Poor’s Ratings Argentina S.r.l., Agente de Calificacion de Riesgo
Standard & Poor’s Ratings Management Service (Shanghai) Company Ltd. ‡
Standard & Poor’s Credit Market Services Europe Ltd.
Standard & Poor’s Credit Market Services France, SAS
The McGraw-Hill Companies, S.r.l.*.
CRISIL Limited §
Standard & Poor’s South Asia Services Private Limited ‡
Standard & Poor’s Credit Market Services Italy S.r.l.
Note: Aggregate ownership of CRISIL Limited by McGraw Hill Financial, Inc. subsidiaries is 67.17%
Sweden Branch
South Africa Branch
Russia Branch
Spain Branch
Dubai Branch
German Branch
Poland Branch‡

Notations:
† A “Credit Rating Affiliate”.
‡ Does not issue credit ratings.
§ Not part of the NRSRO.
* Holding company.

NRSRO entities, as identified in Item 1.B.(ii) of Standard & Poor’s Ratings Services’ Form NRSRO, are shaded in blue.
Dated as of March 16, 2016